UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission file number 1-9576

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

SIXTH AMENDED AND RESTATED OWENS-ILLINOIS, INC.

LONG-TERM SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS-ILLINOIS, INC.

One Michael Owens Way

Perrysburg, Ohio  43551-2999

Financial Statements

and Supplemental Schedule

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Years ended December 31, 2013 and 2012

with Report of Independent Registered Public Accounting Firm

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2013 and 2012

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Report of Independent Registered Public Accounting Firm

Owens-Illinois, Inc. Employee Benefit Committee

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sixth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for the Sixth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule assets (held at end of year), is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young, LLP

Toledo, OH

June 27, 2014

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012

Assets:

Interest in investments of the Trust	$266,523,956	$230,928,868
Notes receivable from participants	13,052,343	12,973,728
Net assets reflecting investments at fair value	279,576,299	243,902,596
Adjustment from fair value to contract value for pooled separate account	(249,072)	(751,698)

Net assets available for benefits	$279,327,227	$243,150,898

The accompanying notes are an integral part of the financial statements.

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2013	2012

Interest in investment gain of the Trust	$48,967,402	$23,641,313

Contributions:
Participant	11,864,940	11,904,775
Employer	2,548,557	2,458,552

Interest income due to notes receivable from participants	530,164	546,048
Participant withdrawals	(26,862,342)	(18,887,984)
Other	63,945	85,522
Administration fees	(139,348)	(107,120)
Plan to plan transfers	(796,989)	(578,164)

Increase in net assets available for benefits	36,176,329	19,062,942

Net assets available for benefits at beginning of year	243,150,898	224,087,956

Net assets available for benefits at end of year	$279,327,227	$243,150,898

The accompanying notes are an integral part of the financial statements.

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements

December 31, 2013

1. Plan Description

The Sixth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan (the “Plan”) was adopted by Owens-Illinois, Inc. (the “Company”) for the benefit of eligible U.S. hourly employees of the Company and certain of its subsidiaries and affiliates.

The Plan’s investments are held in the Owens-Illinois, Inc. Master Savings Trust (the “Trust”) administered by the Owens-Illinois, Inc. Employee Benefits Committee (the “Committee”). The Plan’s trustee is New York Life Trust Company (the “Trustee”) and recordkeeping is managed by New York Life Retirement Plan Services (the “Recordkeeper”), along with the assets of another defined contribution plan of the Company.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Company. Participant contributions are immediately fully vested and may be divided at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of compensation to be contributed each pay period; any such changes shall be effective on the next pay period.

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

For certain participants, the Company contributes to the Plan an amount equal to twenty-five percent (25%) of the first eight percent (8%) of the participant’s pretax contributions. For participants at a certain Company facility, the Company contributes to the Plan an amount equal to fifty percent (50%) of the first eight percent (8%) of the participant’s pretax contributions. For participants at certain Company facilities, the Company contributes an additional Employer Base Contribution to the Plan of two percent (2%) of the participant’s compensation. For participants at a certain Company facility, the Company contributes to the Plan amounts based on a stipulated rate per hour. All Company contributions are specified by various labor contracts and are immediately fully vested. All Company contributions, with the exception of contributions for participants at a certain facility, are invested in the Owens-Illinois Company stock fund.  Company contributions not invested in the Owens-Illinois Company stock fund are invested in accordance with the participant’s current choice of investment options. Participants are allowed to transfer Company matching contributions from the Company stock fund at any time. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2013

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily. Transfers into the Company stock fund will not be permitted until 90 days after the last transfer out. There are no restrictions on the frequency of transfers out of the Company stock fund.

Upon separation from service with the Company due to death, disability, retirement or termination, a participant may elect to receive either a lump sum or may elect installment payments on a monthly basis. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant’s account. In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and applicable collective bargaining agreements.

The above information is intended as a general description of the Plan’s operating guidelines.  Reference should be made to the Plan document for more specific provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2013

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are loans of a portion of the participants’ existing account balance that the Plan permits participants to borrow. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in weekly installments, including interest.  The plan allows active participants to only have three loans (only one of which can be used to purchase your primary residence) outstanding at any time. The minimum amount allowed by the Plan for a loan is $500 and the maximum loan amount available to a participant is determined by their account balance. The plan allows a participant to borrow up to the lesser of (i) 50% of their account balance or (ii) $50,000. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years.  Participants’ loans are collateralized by their account balances.  The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate than being charged by the Trustee plus 1%.  Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options.  Participants are charged a transaction fee for each new loan initiated.  The amount of the fee is $50 for a nonresidential loan and $100 for a residential loan.  The fee is deducted from the participant’s account when the loan is processed.  Notes receivable from participants are valued at their unpaid principal balances plus accrued interest. Interest income on notes receivable from participants is recorded when earned.

Basis of Presentation and Plan Investments

The accompanying financial statements reflect the Plan’s total interest in the net assets and transactions of the Trust as allocated by the Recordkeeper and any such other investments and transactions related solely to the Plan. Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan’s participants. The Trust also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

The following table presents the fair value of investments of the Trust:

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2013

	December 31,
	2013	2012
Investments, at fair value:
Mutual fund investments	$395,017,843	$344,589,440
Pooled separate account	104,755,623	105,145,618
Common stock	98,014,629	74,860,432
Total investments	$597,788,095	$524,595,490

Plan’s interest in investments of the Trust	$266,523,956	$230,928,868

Plan’s interest as a percentage of the Trust	45%	44%

The investment earnings (loss) of the Trust are as follows:

	Year Ended December 31,
	2013	2012

Interest and dividends	$8,527,952	$10,677,524
Mutual fund appreciation (depreciation)	57,310,212	37,713,422
Pooled separate account appreciation (depreciation)	1,879,131	2,476,993
Common stock appreciation (depreciation)	43,954,846	7,639,197
Total earnings (loss)	$111,672,141	$58,507,136

Plan’s interest in investment gain (loss) of the Trust	$48,967,402	$23,641,313

Investment Valuation and Income Recognition

Investments held by the Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

The pooled separate account invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2013

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 5, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the plan is required to operate in conformity with the Code to maintain its qualified status.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

Plan Expenses

All Plan expenses are paid by the Company or from the Plan’s forfeiture account.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules.  Actual results could differ from those estimates and assumptions.

Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2013

3. Fair Value Measurements

Generally accepted accounting principles (“GAAP”) define fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investment valuation policy of the Trust is to value investments at fair value.  All mutual funds and pooled separate accounts are valued at their respective net asset value (“NAV”) as calculated by the Trustee.

The following is a description of the valuation techniques and inputs used for each major class of assets measured by the Plan.

Common stock: Consists of the Company’s stock valued using quoted market prices on the last business day of the year.

Pooled separate account: The pooled separate account invests in fully benefit-responsive investment contracts and is designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions; however, the Trust is required to provide a 30-day notice to liquidate its entire share in the fund with final payment taking up to one year. The fair value is calculated by using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund.

Lifecycle funds: Lifecycle funds are considered to be fund of funds designed to provide an asset allocation of equity, fixed income and money market funds appropriate for a given age and retirement objectives.  These lifecycle funds are designed to change risk levels and gradually become more conservative over time as the investor approaches retirement or a variety of other life circumstances. These funds are reported at their respective NAV which is calculated based on the quoted market price reported on the NYSE for which the individual securities are traded on the end of the last business day of the Trust year.

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2013

Fixed income mutual funds: Fixed income mutual funds include investments in corporate debt issues, government bonds, mortgages and other fixed income instruments.  As many of these securities are not traded every day a pricing service uses the most recent transaction price as one input in the evaluation process.

US & international equities: The equity funds include investments in both domestic and international securities across market capitalizations ranging from large to small capitalizations with investment styles that are considered growth or value depending on the investment objective of the fund. US and international equities are valued similar to Lifecycle funds.  Additionally, timing of the end of day for an international principle exchange of a security and exchange rates obtained from the pricing service are additional factors used to value international equities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Trust’s investments at fair value:

	December 31, 2013
	Level 1	Level 2	Level 3	Total

Common stock	$98,014,629	$—	$—	$98,014,629

Pooled separate account		104,755,623		104,755,623

Mutual funds:

Lifecycle funds	137,463,717			137,463,717

Fixed income funds	39,231,049			39,231,049

US equities	155,770,803			155,770,803

International equities	62,552,274			62,552,274

Total assets at fair value	$493,032,472	$104,755,623	$—	$597,788,095

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2013

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Common stock	$74,860,432	$—	$—	$74,860,432

Pooled separate account		105,145,618		105,145,618

Mutual funds:

Lifecycle funds	124,159,193			124,159,193

Fixed income funds	49,055,811			49,055,811

US equities	112,528,680			112,528,680

International equities	58,845,756			58,845,756

Total assets at fair value	$419,449,872	$105,145,618	$—	$524,595,490

4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2013	2012
Net assets available for benefits per the financial statements	$279,327,227	$243,150,898
Deduct: Defaulted loans	(1,078,488)	(1,014,543)
Add: Adjustments from fair value to contract value for the pooled separate account	249,072	751,698

Net assets available for benefits per the Form 5500	$278,497,811	$242,888,053

The following is a reconciliation of net investment income per the financial statements to the Form 5500:

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2013

Year Ended December 31, 2013
Net investment income per the financial statements	$48,967,402
Changes in adjustments from fair value to contract value for the pooled separate account	(502,626)
Total investment income per the Form 5500	$48,464,776

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

Employer Identification No. 22-2781933

Plan No. 003

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2013

	Shares or
	Principal	Fair
Description	Amount	Value

*Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%, various maturity dates	$13,052,343

*Party-in-interest

Sixth Amended and Restated Owens-Illinois, Inc.

Long-Term Savings Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Owens-Illinois, Inc. Employee Benefits Committee, which administers the employee benefit plans, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2014	By:	Owens-Illinois, Inc.
Employee Benefits Committee

	By:	/s/ Etta Strong
Etta Strong
Chairman